Exhibit 99.1

HQ/CS/CL.24B/15167

10 July 2013

Sub:	Shareholding Pattern as on 5 July 2013.

Please find attached the Shareholding Pattern of Tata Communications Limited as on 5 July 2013 (Attach “A”). The holding of the Promoters as on 5 July 2013 is 74.99%.

We request you to take on record the attached latest Shareholding Pattern of the Company.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36, ‘G’ Block, Bandra Kurla Complex, Mumbai - 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai - 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

(I)(a)   Statement showing Shareholding Pattern

Name of the Company: TATA COMMUNICATIONS LIMITED

Scrip Code, Name of the scrip, class of security: BSE-500483; NSE-TATACOMM; NYSE-TCL;

BSE, NSE - Equity NYSE - ADR’s

Quarter ended: 5 July 2013

Partly paid-up shares:-	No. of partly paid-up shares	As a % of total no. of partly paid-up Shares	As a % of total no. of shares of the company
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Outstanding convertible securities :-	No. of outstanding securities	As a % of total no. of outstanding convertible securities	As a % of total no. of shares of the company, assuming full conversion of the convertible securities
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Warrants:-	No. of warrants	As a % of total no. of warrants	As a % of total no. of shares of the company, assuming full conversion of Warrants
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Total paid-up capital of the company, assuming full conversion of warrants and convertible securities			285,000,000

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/ (IV)*100
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family	0	0	0
(b)	Central Government/ State Government(s)	1	74,446,885	74,446,885	27.19	26.12
(c)	Bodies Corporate	8	139,286,330	139,286,330	50.87	48.87	10,000,000	7.18
(d)	Financial Institutions/ Banks
(e)	Any Other (specify)

	Sub-Total (A)(1)	9	213,733,215	213,733,215	78.06	74.99	10,000,000	4.68

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0
(b)	Bodies Corporate	0	0	0
(c)	Institutions	0	0	0
(d)	Qualified Foreign Investor	0	0	0
(e)	Any Other (specify)	0	0	0
	Sub-Total (A)(2)	0	0	0

	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	9	213,733,215	213,733,215	78.06	74.99	10,000,000	4.68

(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/ UTI	11	4,212,331	4,212,031	1.54	1.48
(b)	Financial Institutions/ Banks	41	17,005,957	17,005,957	6.21	5.97
(c)	Central Government/ State Government(s)	0	0	0
(d)	Venture Capital Funds	0	0	0
(e)	Insurance Companies	6	13,288,408	13,288,408	4.85	4.66
(f)	Foreign Institutional Investors	67	12,918,432	12,918,432	4.72	4.53
(g)	Foreign Venture Capital Investors	0	0	0
(h)	Qualified Foreign Investor	0	0	0
(I)	Any Other (specify)	0	0	0

	Sub-Total (B)(1)	125	47,425,128	47,424,828	17.32	16.64

B 2	Non-institutions
(a)	Bodies Corporate	1,131	2,551,935	2,551,094	0.93	0.90
(b)	Individuals -
I	Individual shareholders holding nominal share capital up to Rs. 1 lakh.	59,559	7,455,549	7,280,718	2.72	2.62
II	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	32	2,267,749	2,267,749	0.83	0.80
(c)	Qualified Foreign Investor
(d)	Any Other
i	Trusts	5	10,400	10,400	0.00	0.00
ii	NRIs	958	363,688	362,706	0.13	0.13
iii	Overseas Corporate Bodies	1	7,250	7,250	0.00	0.00
iv	Foreign National	1	60	60	0.00	0.00

Sub-Total (B)(2)		61,687	12,656,631	12,479,977	4.62	4.44

	Total Public Shareholding (B)= (B)(1)+(B)(2)	61,812	60,081,759	59,904,805	21.94	21.08

	TOTAL (A)+(B)	61,821	273,814,974	273,638,020	100.00	96.08	10,000,000	3.65

(C)	Shares held by Custodians and against which Depository Receipts have been issued
(1)	Promoter and Promoter Group	0	0	0
(2)	Public	2	11,185,026	11,185,026		3.92

GRAND TOTAL (A)+(B)+(C)		61,823	285,000,000	284,823,046		100.00	10,000,000	3.51

1	for determining public shareholding for the purpose of Clause 40A
2	for definations of “Promoter” and “Promoter Group”
3	for definations of “Public shareholding” refer to Clause 40A

(I) (b) Statement showing holding of securities (including shares, warrants, convertible securities) of persons belonging to the category “Promoter and Promoter Group”

Sr. No.	Name of the shareholder	Details of Shares held		Encumbered shares(*)			Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital
		No of Shares held	As a % of grand total (A)+(B)+(C)	Number	As a Percentage	As a % of grand total (A)+(B)+(C) of sub- clause (I)(a)	No of warrants held	As a % of total number of warrants of the same class	Number of convertible securities held	As a % of total number of convertible securities of the same class
( I )	( II )	( III )	( IV )	( V )	( VI ) = (V)/(III)*100	( VII )	(VIII)	(IX)	(X)	(XI)	(XII)
1	Tata Group
a	PANATONE FINVEST LIMITED	88,626,654	31.10	—	—	—	—	—	—	—	31.10
b	TATA SONS LIMITED	37,237,639	13.07	10,000,000	26.85	3.51	—	—	—	—	13.07
c	THE TATA POWER COMPANY LIMITED	13,422,037	4.71	—	—	—	—	—	—	—	4.71
2	PRESIDENT OF INDIA	74,446,885	26.12	—	—	—	—	—	—	—	26.12

	TOTAL	213,733,215	74.99	10,000,000	4.68	3.51	—	—	—	—	74.99

(*)	The term “encumbrance” has the same meaning as assigned to it in regulatin 28(3) of the SAST Regulations , 2011

(I)(c)(i)	Statement showing holding of securities (including shares,warrants,convertible securities) of persons belonging to the category “Public” and holding more than 1% of the total number of shares.

Sr.No.	Name of the shareholder	Number of shares held	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital
				Number of warrants held	As a % total number of warrants of the same class	Number of convertible securities held	% w.r.t total number of convertible securities of the same class
1	LIFE INSURANCE CORPORATION OF INDIA	10,211,714	3.58	—	—	—	—	—	—
2	GOVERNMENT PENSION FUND GLOBAL	6,057,619	2.13	—	—	—	—	—	—
3	LIC OF INDIA MARKET PLUS GROWTH FUND	5,702,590	2.00	—	—	—	—	—	—
4	LIC OF INDIA MONEY PLUS GROWTH FUND	5,012,658	1.76	—	—	—	—	—	—

TOTAL		26,984,581	9.47	—	—	—	—	—	—

(I)(c)(ii)	Statement showing holding of securities (including shares,warrants,convertible securities) of persons (together with PAC) belonging to the category “Public” and holding more than 5% of the total number of shares of the company.

Sr. No.	Name(s) of the shareholder(s) and the Persons Acting in Concert (PAC) with them	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital
				Number of warrants held	As a % total number of warrants of the same class	Number of convertible securities held	% w.r.t total number of convertible securities of the same class
1	NIL	0	0.00	—	—	—	—	—	—

TOTAL		0	0.00	—	—	—	—	—	—

(I)(d)	Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Promoter/Promoter Group/Public
1	NIL	—		—

TOTAL		—		—

(II)(a)	Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	ADR	5,592,513	11,185,026	3.92

TOTAL		5,592,513	11,185,026	3.92

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares held by ‘promoter/promoter group’ are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs’ GDRs, SDRs, etc.)	No. of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Nil	—	—	—

TOTAL		—	—	—

(III)(a)	Statement showing voting pattern of shareholders if more than one class of shares/securities is issued by the issuer NOT APPLICABLE